SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 SCHEDULE 13D (Rule 13d-101) UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. )1 Marinus Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, $.001 par value

(Title of Class of Securities)
56854Q101
(CUSIP Number)
Domain Associates, LLC	Ropes & Gray LLP
One Palmer Square	1211 Avenue of the Americas
Princeton, NJ 08542	New York, NY 10036
Attn: Kathleen K. Schoemaker	Attn: Morri H. Weinberg, Esq.
Tel: (609) 683-5656	Tel: (212) 596-9000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 5, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56854Q101 Page  of 9 Pages

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY) EIN No.:		Domain Partners VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)☒ (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	2,476,886
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	2,476,886
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,476,886
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		18.0%
14.	TYPE OF REPORTING PERSON		PN

CUSIP No. 56854Q101 Page  of 9 Pages

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY) EIN No.:		DP VI Associates, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)☒ (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	17,000
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	17,000
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		17,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		0.1%
14.	TYPE OF REPORTING PERSON		PN

CUSIP No. 56854Q101 Page  of 9 Pages

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY) EIN No.:		Domain Associates, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)☒ (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	42,550
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	42,550
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		42,550
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		0.3%
14.	TYPE OF REPORTING PERSON		OO

CUSIP No. 56854Q101 Page  of 9 Pages

SCHEDULE 13D

Item 1.  Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the “Common Stock”), of Marinus Pharmaceuticals, Inc. (the “Issuer”).  The principal executive office of the Issuer is located at 142 Temple Street, Suite 205,  New Haven, CT  06510.

Item 2.                      Identity and Background.

(a)           This Schedule 13D is being filed on behalf of each of the following persons pursuant to Rule 13d-1(k) of Regulation D-G under the Securities Exchange Act of 1934, as amended (the "Exchange Act"):  Domain Partners VI, L.P., a Delaware limited partnership ("DP VI"), DP VI Associates, L.P., a Delaware limited partnership ("DP VI A"), and Domain Associates, LLC, a Delaware limited liability company ("DA") (each, a "Reporting Person" and collectively, the “Reporting Persons”).  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act.  The agreement among the Reporting Persons to file as a group (the “Joint Filing Agreement”) is attached hereto as Exhibit A.

(b)-(c)           The principal business of each of DP VI and DP VI A is that of a private investment partnership.  The sole general partner of DP VI and DP VI A is One Palmer Square Associates VI, LLC, a Delaware limited liability company (“OPSA VI”).  The principal business of  OPSA VI is that of acting as the general partner of DP VI and DP VI A.  James C. Blair, Brian H. Dovey, Jesse I. Treu, Kathleen K. Schoemaker  and Nicole Vitullo are the managing members of OPSA VI.

The principal business of DA is that of a venture capital management company.  James C. Blair, Brian H. Dovey, Jesse I. Treu, Kathleen K. Schoemaker, Brian K. Halak, Nicole Vitullo and Kim P. Kamdar are the managing members of DA.

The principal business address of each of the entities and individuals named in this Item 2 is c/o Domain Associates, LLC., One Palmer Square, Princeton, New Jersey  08542.

(d)–(e)                      During the last five years, none of the Reporting Persons or individuals named in this Item 2 has been  (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of the individuals named in this Item 2 is a citizen of the United States.

Item 3.                      Source and Amount of Funds or Other Consideration.

On July 31, 2014, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) by the Issuer on May 12, 2014 (the “Registration Statement”) in connection with its initial public offering of 5,625,000 shares of Common Stock (the "IPO") was declared effective. The closing of the IPO took place on August 5, 2014, and at such closing DP VI purchased 419,744 shares of Common Stock at the IPO price of $8.00 per share.  The source of funds for such purchase was the working capital of DP VI.

Item 4.                      Purpose of Transaction.

DP VI purchased additional Common Stock of the Issuer for investment purposes. Nicole Vitullo is a Director of the Issuer and is a managing member of DA, but except as otherwise described in this statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.  However, the Reporting Persons may from time to time, depending on market conditions and other considerations, including the relevant securities laws and any agreement or agreements that have been or may be entered into with the Issuer, purchase additional shares or dispose of some or all of the shares held by them, and/or make in-kind distributions of shares to their respective partners, and the Reporting Persons reserve the right to change their respective intentions with respect to any or all of the matters referred to in this Item 4 of Schedule 13D.

Item 5.                      Interest in Securities of the Issuer.

The information below is based on a total of 13,779,152 shares of Common Stock outstanding after the completion of the IPO, as reported in the final Prospectus on Form 424B4 filed with the Commission by the Issuer on August 1, 2014 (the “Prospectus”), which is incorporated herein by reference as Exhibit B.

(a)           DP VI directly beneficially owns 2,476,886 shares of Common Stock, or approximately 18.0 % of the Common Stock outstanding.  DP VI A directly beneficially owns 17,000 shares of Common Stock, or approximately  0.1% of the Common Stock outstanding.  OPSA VI, as the general partner of DP VI and DP VI A, may be deemed to indirectly beneficially own the securities that are directly beneficially owned by DP VI and DP VI A.

DA directly beneficially owns 42,550 shares of Common Stock, or approximately 0.3% of the Common Stock outstanding.

(b)           The managing members of OPSA VI may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer that are beneficially owned by DP VI and DP VI A.  The managing members of DA may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer that are beneficially owned by DA.  Each of the managing members of OPSA VI and DA disclaims beneficial ownership of all securities other than those he or she owns directly, if any, or by virtue of his or her indirect pro rata interest, as a managing member of OPSA VI and/or DA, in the securities owned by DP VI, DP VI A and/or DA.

(c)           Not Applicable

(d)           Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the Reporting Persons’ acquisitions of preferred stock of the Issuer prior to the IPO, which preferred stock was automatically converted to shares of Common Stock upon closing of the IPO in accordance with its terms, the Reporting Persons have certain registration rights with respect to their shares of Common Stock, including demand and piggyback registration rights.  Such registration rights are more fully described in the Prospectus, and any description thereof is qualified in its entirety by reference thereto.

 In connection with the IPO, the Reporting Persons entered into a lock-up agreement pursuant to which they agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any shares of Common Stock or securities convertible into or exchangeable for shares Common Stock for a period of 180 days after the date of the Prospectus, subject to certain exceptions. The Form of Lock-Up Agreement is incorporated herein by reference to Exhibit C to Exhibit 1.1 to the Registration Statement, and any description thereof is qualified in its entirety by reference thereto.

Item 7.                      Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement

Exhibit B –Prospectus on Form 424B4 filed with the Commission by the Issuer on August 1, 2014 (incorporated by reference)

Exhibit C - Form of Lock-Up Agreement (incorporated by reference to Exhibit C to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on May 12, 2014)

CUSIP No. 56854Q101 Page  of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 14, 2014

DOMAIN PARTNERS VI, L.P.
By:	One Palmer Square Associates VI, LLC, General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DP VI ASSOCIATES, L.P.
By:	One Palmer Square Associates VI, LLC, General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DOMAIN ASSOCIATES, LLC
By:	/s/ Kathleen K. Schoemaker
Managing Member

CUSIP No. 56854Q101 Page 9 of 9 Pages

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF
SCHEDULE 13D
______________________________

The undersigned hereby agree that the statement on Schedule 13D, and any amendments thereto, to which this Agreement is annexed as Exhibit A is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  August 14, 2014

DOMAIN PARTNERS VI, L.P.
By:	One Palmer Square Associates VI, LLC, General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DP VI ASSOCIATES, L.P.
By:	One Palmer Square Associates VI, LLC, General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DOMAIN ASSOCIATES, LLC
By:	/s/ Kathleen K. Schoemaker
Managing Member